भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

श्रेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

श्रेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
100, Fifth Street, N.E.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/ 3260 Date: 08.11.2007

SEC MAIL RECEIVED
NOV 16 2007
WASH. D.C. 209
SECTION
PROCESSING

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/3243 dated the November 08, 2007 addressed to Bombay Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

SUPPL

07028335

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/3243 Date: 08.11.2007

Dear Sir,

LISTING AGREEMENT : LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE HALF-YEAR PERIOD ENDED – 30TH SEPTEMBER, 2007

In terms of Clause 41 of the Listing Agreement, we forward herewith a copy of the Limited Review report of unaudited financial results of the Bank for the half year period ended the 30th September 2007, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

भारतीय स्टेट बैंक का. के. मुंबई S.B.I. C.C. Mumbai
शे एवं ब. विभाग
S & B Deptt.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

8.

- 7 NOV 2007

S & B DEPT.
C. O. MUMBAI

MEMO. CORP.CEN/A&C/A&A/C-104/2428

THE GENERAL MANAGER (SHARES & BONDS)

HALF-YEARLY REVIEW OF ACCOUNTS AS ON 30th SEPTEMBER 2007

With further reference to our memo no. CC/A&C/A&A/C-104/2390 dated the 29th October 2007, we forward herewith one set of originals of Review Report and Reviewed Results of our Bank for the half-year ended 30th September 2007, which may please be forwarded to the Stock Exchanges.

Audit & Appropriations Section,
SBI, Corporate Centre,
Mumbai, 06.11.2007.

General Manager (A&C)

S.B.I. C.C. Mumbai
S & B Deptt.

NOV 16 2007
SEC MAIL PROCESSING SECTION
RECEIVED

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 30TH SEPTEMBER 2007

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the period ended September 30, 2007. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors.

2 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **30** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank, **202** branches reviewed by Bank's own officials acting as Concurrent Auditors, **447** branches reviewed by Branch Managers as per instructions of the Bank's Management, **19** Foreign Offices reviewed by local auditors specially appointed for this purpose, and unreviewed returns in respect of **8963** branches (including 15 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors and Branch Managers of domestic branches and local auditors of Foreign Offices, aggregating to **698** branches / offices. These review reports, including those of 447 branches reviewed by Branch Managers as per instructions of the Bank's Management, cover **56.82%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **52.30%** of Non Performing Advances (NPAs) as on September 30, 2007, including those reviewed at 447 branches by the Branch Managers as per instructions of the Bank's Management.

4. Based on our review conducted as above and subject to limitation in scope as mentioned in Para 3 above and further subject to non compliance of Accounting Standard 15 "Employee Benefits" (revised 2005) for the reasons stated in note no. 2, the impact of which has not been ascertained, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with

the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No.44577

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

S. Krishnan
Partner : M.No. 10962

S. K. Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No. 14907

Vinay Kumar & Co.,
Chartered Accountants

V. K. Agrawal
Partner : M.No. 13795

D. P. Sen & Co.,
Chartered Accountants

P. L. Sarkar
Partner : M.No. 51043

Laxminiwas & Jain,
Chartered Accountants

B. Ramesh Kumar
Partner : M. No. 200304

Chaturvedi & Co.,
Chartered Accountants

S. N. Chaturvedi
Partner : M.No. 40479

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 16905

Datta Singla & Co.,
Chartered Accountants

Rajiv Datta
Partner : M.No. 11546

M Choudhury & Co.,
Chartered Accountants

D. Choudhury
Partner : M.No. 52066

G. M. Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 48243

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No.12202

Mumbai,
27th October 2007.

S & B Deptt.

STATE BANK OF INDIA

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 30TH SEPTEMBER 2007

(Rs.in crores)

	Particulars	Quarter ended 30.09.2007 (Reviewed)	Quarter ended 30.09.2006 (Reviewed)	Half-year ended 30.09.2007 (Reviewed)	Half-year ended 30.09.2006 (Reviewed)	Year ended 31.03.2007 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	11,616.28	8,799.62	22,706.77	17,278.24	38,454.23
(a)	Interest/discount on advances / bills	8,365.07	5,906.91	16,353.59	11,369.06	24,839.18
(b)	Income on Investments	2,862.96	2,513.65	5,461.30	5,075.28	10,456.19
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	386.61	375.64	888.67	830.17	2,719.61
(d)	Others	1.64	3.42	3.21	3.73	439.25
2	Other Income	2,041.94	1,437.69	3,180.54	2,525.86	6,806.05
3	TOTAL INCOME (1+2)	13,658.22	10,237.31	25,887.31	19,804.10	45,260.28
4	Interest Expended	7,853.36	5,259.32	14,742.48	10,205.91	23,436.82
5	Operating Expenses (i) + (ii)	3,091.64	2,865.45	6,070.15	5,680.04	11,823.52
(i)	Employee cost	1,995.22	1,954.71	4,021.59	3,879.00	7,932.58
(ii)	Other Operating Expenses	1,096.42	910.74	2,048.56	1,801.04	3,890.94
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	10,945.00	8,124.77	20,812.63	15,885.95	35,260.34
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	2,713.22	2,112.53	5,074.68	3,918.15	9,999.94
8	Provisions (other than tax) and Contingencies (net of write-back)	85.71	321.30	245.08	572.44	2,409.64
9	Exceptional Items	0.00	0.00	0.00	0.00	0.00
10	Profit from Ordinary Activities before tax (7-8-9)	2,627.51	1,791.23	4,829.60	3,345.71	7,590.30
11	Tax expenses	1,016.09	606.74	1,792.37	1,362.65	3,048.99
12	Net Profit from Ordinary Activities after tax (10-11)	1,611.42	1,184.49	3,037.23	1,983.06	4,541.31
13	Extraordinary items (net of tax expense)	0.00	0.00	0.00	0.00	0.00
14	Net Profit for the period (12-13)	1,611.42	1,184.49	3,037.23	1,983.06	4,541.31
15	Paid-up equity share capital (Face Value of Rs. 10 per share)	526.30	526.30	526.30	526.30	526.30
16	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	30,503.66	26,824.39	30,503.66	26,824.39	30,503.66
17	Analytical Ratios					
(i)	Percentage of shares held by Government of India	59.73%	Nil	59.73%	Nil	Nil
(ii)	Capital Adequacy Ratio	12.85%	12.63%	12.85%	12.63%	12.34%
(iii)	Earnings Per Share (EPS)					
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense) : Not annualised	30.62	22.51	57.71	37.68	86.29
	(b) Basic and diluted EPS after Extraordinary items: Not annualised	30.62	22.51	57.71	37.68	86.29
(iv)	NPA Ratios					
	(a) Amount of gross non-performing assets	10,632.09	9,737.51	10,632.09	9,737.51	9,998.22
	(b) Amount of net non-performing assets	5,831.27	4,734.40	5,831.27	4,734.40	5,257.72
	(c) % of gross NPAs	2.92%	3.38%	2.92%	3.38%	2.92%
	(d) % of net NPAs	1.63%	1.67%	1.63%	1.67%	1.56%
(v)	Return on Assets (Annualised)	0.99%	0.91%	0.97%	0.78%	0.84%
18	Public Shareholding					
	— No. of shares	211959678	211959678	211959678	211959678	211959678
	— Percentage of Shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended 30.09.2007 (Reviewed)	Quarter ended 30.09.2006 (Reviewed)	Half-year ended 30.09.2007 (Reviewed)	Half-year ended 30.09.2006 (Reviewed)	Year ended 31.03.2007 (Audited)
1		Segment Revenue (Income)					
	a	Banking Operations	12909.83	10199.55	25758.22	19797.01	44536.00
	b	Treasury Operations	3262.98	2644.45	5582.16	5220.09	11464.20
		Total	16172.81	12844.00	31340.38	25017.10	56000.20
		Less : Inter Segment Revenue	2514.59	2606.69	5453.07	5213.00	10739.92
		Net Income from Operations	13658.22	10237.31	25887.31	19804.10	45260.28
2		Segment Results (Profit before tax)					
	a	Banking Operations	2422.35	1798.89	5307.72	3411.85	8706.55
	b	Treasury Operations	641.74	-70.99	325.03	-218.00	117.73
		Total	3064.09	1727.90	5632.75	3193.85	8824.28
		Add/(Less) : Unallocated	-436.58	63.33	-803.15	151.86	-1233.98
		Profit before Tax	2627.51	1791.23	4829.60	3345.71	7590.30
		Less : Income Tax (including FBT)	1016.09	606.74	1792.37	1362.65	3048.99
		Net Profit	1611.42	1184.49	3037.23	1983.06	4541.31
3		Capital Employed (Segment Assets-Segment Liabilities)					
	a	Banking Operations	27898.62	24528.60	27898.62	24528.60	27898.62
	b	Treasury Operations	3399.94	3115.49	3399.94	3115.49	3399.94
		Total	31298.56	27644.09	31298.56	27644.09	31298.56

(Segment Assets and Liabilities are as on 31st March of the previous year)

Notes:

1. The working results for the quarter ended 30th September 2007 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Accounting Standard 15 "Employee Benefits" (revised 2005) is effective for accounting periods commencing on or after 07.12.2006. As per this Standard, the difference (as adjusted by any related tax expense) between the transitional liability and the liability that would have been recognised at the same date, as per pre revised Accounting Standard (AS) 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers', should be adjusted immediately against opening balance of revenue reserves and surplus. The Institute of Chartered Accountants of India has made a limited revision to this provision, which has been notified on 17.10.2007. This revision provides the Bank with another option to charge additional liability arising upon the first application of the standard as an expense over a period up to 5 years. The Bank is currently examining both the alternatives. The impact of the Accounting Standard 15 "Employee Benefits" (revised 2005) has not been ascertained for transitional provision and current period(s). In the interregnum, the Bank has made adequate provisions as per pre-revised Accounting Standard 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers'.

3. During the quarter ended 30th September 2007, the Bank has utilised the additional provision of Rs. 200 crores made, over and above RBI norms, towards non performing advances, which was created during the quarter ended 30th June, 2007. Though this does not have any impact on the profit for the half year ended 30th September 2007, the operating profit and net profit of the quarter ended 30th September 2007 are higher by Rs. 200 crores and Rs. 132.02 crores, respectively, and correspondingly operating profit and net profit were lower during the quarter ended 30th June, 2007.

4. During the half-year ended 30th September 2007, the Bank has acquired 29,50,019 shares of its subsidiary Indian Ocean International Bank Ltd. (IOIB) Mauritius, increasing its stake in IOIB from 56.84% to 61.93%.

5. During the quarter ended 30th September 2007, the Bank has infused additional Capital of CAN $ 31.50 mio (equivalent to Rs. 121.90 crores, approximately) in its foreign subsidiary, State Bank of India (Canada) for the purpose of funding business growth.

6. During the quarter ended 30th September 2007, the Boards of State Bank of India (SBI) and State Bank of Saurashtra (SBS) have accorded approval for merger of SBS with SBI. The matter has further been referred to RBI and Government of India for approval. As the merger process has not yet been crystallized, there is no impact on the Bank's results.

7. In terms of RBI circular dated 20th April 2007, the Bank had accounted for amortization of premium in respect of securities included in the 'Held to Maturity' (HTM) category as an adjustment against 'Other Income'. Based on the clarification issued by RBI on 11th July 2007, Banks are required to reflect the amortization of premium held in HTM category by an adjustment to the 'Interest Earned'. Accordingly, the Bank has carried out the reclassification of the same for the period ended 30th September 2007. This change in accounting procedure does not have any impact on the net profit for the period(s) under review.

8. During the half-year ended 30th September 2007, the Bank has raised USD 225 million (Rs.915.86 crores) as Hybrid Tier I Capital in the form of Perpetual Non Call 2017 Bonds.

9. During the half-year ended 30th September 2007, the entire share holding of Reserve Bank of India in State Bank of India [aggregating 31,43,39,200 equity shares (59.73%), with a face value of Rs. 10/- each] has been transferred to the Central Government.

10. During the half-year ended 30th September 2007, the Bank has shifted SLR investments having aggregate Face Value of Rs.9081.57 crores (corresponding previous period – Rs.9400 crores) from 'Available for Sale' (AFS) category to 'Held to Maturity' (HTM) category, resulting in a net revaluation loss of Rs.297.67 crores (corresponding previous period – Rs.225.73 crores).

S.B.I. C.C. Mumbai S & B Deptt.

11. The qualifications made by the Statutory Central Auditors in their review report on the financial results of quarter ended 30th June 2007 and the resolution thereof:
   (i) Non compliance of AS 15 (revised 2005), the impact of which has not been ascertained: The management's response is detailed in Note 2 above.

(ii) Creation of additional provisions of Rs. 200 Crores towards NPAs, which has resulted into operating profit for the quarter being lower by Rs. 200 Crores and net profit for the quarter being lower by Rs. 132.02 Crores: The resolution of this detailed in Note 3 above.

12. Number of Investors Complaints received and disposed of during the quarter ended 30th September, 2007: (i) Pending at the beginning of the quarter – 87 (ii) Received during the quarter – 2504 (iii) Disposed of during the quarter – 2515 (iv)Lying unresolved at the end of the quarter – 76.

13. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been approved by the Central Board of the Bank on the 27th October 2007 and were subjected to Review by the Auditors.

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

T. S. BHATTACHARYA
Managing Director
and Group Executive (Corporate Banking)

O. P. BHATT
Chairman

In terms of our Review Report of even date.

M. M. Nissim & Co.,
Chartered Accountants
Sanjay Khemani
Partner : M.No. 44577

Khandelwal & Jain & Co.,
Chartered Accountants
Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants
S. Krishnan
Partner : M.No. 10962

S. K. Mittal & Co.,
Chartered Accountants
S. K. Chopra
Partner : M.No. 14907

Vinay Kumar & Co.,
Chartered Accountants
V. K. Agrawal
Partner : M.No. 13795

D. P. Sen & Co.,
Chartered Accountants
P. L. Sarkar
Partner : M.No. 51043

Laxminiwas & Jain,
Chartered Accountants
B. Ramesh Kumar
Partner : M.No. 200304

Chaturvedi & Co.,
Chartered Accountants
S. N. Chaturvedi
Partner : M.No. 40479

Jain Kapila Associates,
Chartered Accountants
D. K. Kapila
Partner : M.No. 16905

Datta Singla & Co.,
Chartered Accountants
Rajiv Datta
Partner : M.No. 11546

M Choudhury & Co.,
Chartered Accountants
D. Choudhury
Partner : M.No. 52066

G. M. Kapadia & Co.,
Chartered Accountants
Rajen Ashar
Partner : M.No. 48243

Vardhaman & Co.,
Chartered Accountants
V. Baskaran
Partner : M.No. 12202

FILE NO. 82.4524

S & B Deptt. Mumbai

Mumbai,
27th October 2007.

END